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                                                                    EXHIBIT 99.4

                                                                __________, 1998

To The Stockholders of First Midwest Bancorp, Inc.:

     You are cordially invited to attend the Annual Meeting of Stockholders of First Midwest Bancorp, Inc. (the "Meeting") to be held on the ____ day of ____________, 1998, at ______ p.m., local time, at
__________________________________.

     At the Meeting, Stockholders will be asked to consider and vote upon the issuance of shares of First Midwest Common Stock (the "Issuance") pursuant to the Agreement and Plan of Merger, dated January 14, 1998 (the "Merger Agreement"), entered into by and between First Midwest Bancorp, Inc. ("First Midwest"), and First Midwest Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of First Midwest ("Acquisition Corp"), and Heritage Financial Services, Inc., an Illinois corporation ("Heritage"). The Merger will not be consummated unless the Stockholders of First Midwest also approve at the Meeting an amendment to the Restated Certificate of Incorporation of First Midwest increasing the number of authorized shares of First Midwest Common Stock to 60,000,000 (the "Charter Amendment"). At the Meeting, you will also be asked to elect C.D. Oberwortmann, John M. O'Meara and J. Stephen Vanderwoude to serve as directors.

     Pursuant to the Merger Agreement, Heritage will merge with and into Acquisition Corp and the separate existence of Heritage will cease (the "Merger"). If the Issuance and the Charter Amendment are approved by the Stockholders of First Midwest, and the Merger becomes effective, each outstanding share of Common Stock of Heritage (except for shares held by dissenting Heritage Shareholders) will be converted into 0.7695 of a share of First Midwest Common Stock. The consummation of the Merger is subject to the satisfaction of certain conditions notwithstanding the approval of the Issuance and the Charter Amendment by the Stockholders of First Midwest at the Meeting.

     The Merger is important to First Midwest and its Stockholders. By acquiring Heritage, First Midwest will significantly expand its operations in southern and southwest Cook County, Illinois, and in Will County, Illinois. Heritage is an Illinois-based bank holding company comprised of a commercial bank and two affiliates that offer trust, investment advisory, and insurance, and related services in the same markets served by Heritage's commercial bank. Heritage operates seventeen offices in southern and southwest Cook County and in Will and DuPage Counties, Illinois.

     AFTER CAREFULLY CONSIDERING THE MERGER, THE MERGER AGREEMENT AND THE BENEFITS WHICH WILL RESULT TO THE STOCKHOLDERS OF FIRST MIDWEST, THE BOARD OF DIRECTORS OF FIRST MIDWEST HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE STOCKHOLDERS AND URGES THAT YOU VOTE IN FAVOR OF THE ISSUANCE AND THE CHARTER AMENDMENT.

     Your vote is important. Approval of the proposed Issuance requires the affirmative vote of the holders of a majority of the shares of First Midwest Common Stock represented at the Meeting and entitled to vote thereon, and approval of the Charter Amendment requires the affirmative vote of the holders of a majority of the issued and outstanding shares of First Midwest Common Stock. The election of directors requires the vote of the holders of a plurality of the shares of First Midwest Common Stock represented at the Meeting and entitled to vote thereon.

     Whether you expect to attend the meeting in person, please sign and date the accompanying Proxy and mail it promptly in the enclosed envelope.

                              Sincerely,



                              Robert P. O'Meara
                              President and Chief Executive Officer